
November 18, 2024

Ronald H. W. Cooper
Chief Executive Officer
enGene Holdings Inc.
4868 Rue Levy, Suite 220
Saint-Laurent, QC H4R 2P1

> **Re: enGene Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed November 13, 2024**
> **File No. 333-283201**

Dear Ronald H. W. Cooper:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Julio E. Vega, Esq.